SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, dated September 30, 2003, regarding appointment of new director and trading statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 2, 2003

/S/ SCOTTISH POWER PLC
(Registrant)

By:	/S/ DONALD MCPHERSON
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER ANNOUNCES NEW DIRECTOR & TRADING STATEMENT

ScottishPower is pleased to announce the appointment of Judi Johansen, President and Chief Executive Officer of its US subsidiary PacifiCorp, to its Board with effect from October 1, 2003.

Judi, 45, joined ScottishPower from Bonneville Power Administration in December 2000 as Executive Vice President of Regulation and External Affairs and was appointed President and CEO a year later.

Charles Miller Smith, ScottishPower Chairman, said: “Judi has provided excellent leadership in her roles at PacifiCorp and her appointment to the Board underlines the importance of the regulated US business to our long-term strategy.”

ScottishPower will also shortly meet analysts ahead of its close period for the half-year ending September 30, 2003. At the meetings, ScottishPower will update analysts on performance against the previously stated strategic priorities for each of its four businesses, confirming that it continues to trade in line with expectations.

ScottishPower’s half-year results will be announced on November 4, 2003.

For further information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515

September 30, 2003